UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERASTEM, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

92337C 203

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Daniel Paterson Chief Executive Officer Verastem, Inc. 117 Kendrick Street, Suite 500 Needham, MA 02494 (781) 292-4200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Marko Zatylny Thomas J. Danielski Ropes & Gray LLP 800 Boylston St. Boston, MA 02199 (617) 951-7000	Daniel Calkins Chief Financial Officer Verastem, Inc. 117 Kendrick Street, Suite 500 Needham, MA 02494 (781) 292-4200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to an offer by Verastem, Inc., a Delaware corporation (“Verastem” or the “Company”), to exchange (the “Option Exchange Program”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) as of February 8, 2024, had a weighted average exercise price of $30.65 and a weighted average remaining term of 5.8 years under the Company’s Amended and Restated 2012 Incentive Plan (the “2012 Plan”), the Company’s Amended and Restated 2021 Equity Incentive Plan (the “2021 Plan”) and inducement awards to certain newly hired employees under the Company’s Inducement Award Program (the “Inducement Program”) in accordance with Nasdaq Listing Rule 5635(c)(4), and (ii) are held by Eligible Holders (as defined below) of Verastem, for newly issued stock options to purchase shares of the Company’s common sock (the “New Options”).

An “Eligible Holder” refers to our employees, including our executive officers, and non-employee directors, who, as of the commencement date of the exchange period, are employees or non-employee directors of the Company and hold outstanding options eligible to participate in the Option Exchange Program. While non-employee directors are eligible to participate in the Option Exchange Program, their eligibility extends only to stock options received as a result of their service as a member of the Company’s Board of Directors. Any stock options non-employee directors hold as a result of their prior service to the Company (whether as an employee, executive officer or otherwise) are not Eligible Options (as defined below) and will therefore be excluded from the Option Exchange Program. An eligible stock option generally includes any outstanding stock option that has an exercise price equal to or greater than $15.00 per share, that vests based on continued service with us or based on the achievement of performance milestones (other than stock price hurdles) and that was granted under the 2012 Plan, the 2021 Plan or the Inducement Program (each, an “Eligible Option” and collectively, the “Eligible Options”). The Eligible Options which are actually surrendered for exchange in the Option Exchange Program are referred to below as the “Tendered Options.” The New Options granted in exchange for the Tendered Options will be granted immediately following the closing of the exchange period (the “Grant Date”).

Eligible Options may be exchanged for the same number of New Options upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Certain Outstanding Options for New Options, dated February 8, 2024 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1)(A); (ii) the Announcement Email to Eligible Holders, attached hereto as Exhibit (a)(1)(B); and (iii) the Election Form, attached hereto as Exhibit (a)(1)(C). The following disclosure materials also were or may be made available to Eligible Holders: (i) the Notice of Withdrawal of Election Form, attached hereto as Exhibit (a)(1)(D); (ii) the Form of Email Confirming Receipt of Election Form, attached hereto as Exhibit (a)(1)(E); (iii) the Form of Email Confirming Receipt of Notice of Withdrawal of Election Form, attached hereto as Exhibit (a)(1)(F); (iv) the Form of Reminder Email to Eligible Holders Regarding the

Expiration of the Exchange Offer, attached hereto as Exhibit (a)(1)(G); (v) the Form of Email to Eligible Holders Confirming Acceptance of Eligible Options, attached hereto as Exhibit (a)(1)(H); (vi) the Form of Email Notice Regarding Rejection of Options for Exchange, attached hereto as Exhibit (a)(1)(I); and (vii) the Form of Email Notice Regarding Expiration of Offer Period, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents, including all schedules and exhibits to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offering Memorandum, attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. Verastem is the issuer of the securities subject to the Option Exchange Program. The address of the Company’s principal executive office is 117 Kendrick Street, Suite 500, Needham, MA 02494, and the telephone number at that address is (781) 292-4200.

(b) Securities. The subject class of securities consists of the Eligible Options. As of February 8, 2024, Eligible Holders held outstanding options to purchase a total of 2,201,685 shares under the 2012 Plan, the 2021 Plan, and various inducement grants, of which 616,192 are Eligible Options as described herein. The actual number of shares of common stock subject to the New Options to be issued in the Option Exchange Program will depend on the number of shares of common stock subject to the unexercised options tendered by Eligible Holders that are accepted for exchange and cancelled.

The information set forth in the Offering Memorandum under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Option Exchange Program,” and the sections under the caption “The Offer” titled “2. Number of New Options; expiration date,” “6. Acceptance of options for exchange and issuance of New Options,” and “9. Source and amount of consideration; terms of New Options” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the section of the Offering Memorandum under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Number of New Options; expiration date,” “3. Purposes of the offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of New Options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of New Options,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and the Election Form attached hereto as Exhibit (a)(1)(C) under the heading “Election Terms & Conditions” at Exhibit (a)(1)(C) is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s equity plans and related agreements are incorporated herein by reference hereto as Exhibits (d)(1)-(40). Other than ordinary course arrangements with respect to equity compensation and indemnification, the Company is not a party to any agreements with its executive officers, directors or affiliates. The documents incorporated herein by reference as Exhibits (d)(1)-(40) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Offering Memorandum under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the sections of the Offering Memorandum under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of New Options” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” are incorporated herein by reference.

(c) Plans. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “3. Purposes of the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “9. Source and amount of consideration; terms of New Options” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the section of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Schedule B of the Offering Memorandum and the sections of the Offering Memorandum under the caption “The Offer” titled “10. Information concerning the Company,” “17. Additional information” and “18. Financial information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the sections of the Offering Memorandum under the caption “The Offer” titled “11. Interests of directors and executive officers; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated February 8, 2024.
(a)(1)(B)*	Form of Announcement Email to Eligible Holders.
(a)(1)(C)*	Election Form.
(a)(1)(D)*	Notice of Withdrawal of Election Form.
(a)(1)(E)*	Form of Email Confirming Receipt of Election Form.
(a)(1)(F)*	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form.
(a)(1)(G)*	Form of Reminder Email to Eligible Holders Regarding the Expiration of the Exchange Offer.
(a)(1)(H)*	Form of Email to Eligible Holders Confirming Acceptance of Eligible Options.
(a)(1)(I)*	Form of Email Notice Regarding Rejection of Options for Exchange.
(a)(1)(J)*	Form of Expiration Notice Email.
(a)(1)(K)*	Eligible Holder Presentation

Exhibit Number	Description
(b)	Not applicable.
(d)(1)	2010 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-177677) filed by the Registrant on November 3, 2011).
(d)(2)	Amended and Restated 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed by the Registrant with the Securities and Exchange Commission on December 20, 2018).
(d)(3)	Form of Incentive Stock Option Agreement under 2012 Incentive Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-177677) filed by the Registrant on January 13, 2012).
(d)(4)	Form of Incentive Stock Option Agreement under Amended and Restated 2012 Incentive Plan (incorporated by reference to Exhibit 10.4 of the Registrant’s Annual Report on Form 10-K filed by the Registrant on March 13, 2018).
(d)(6)	Form of Nonstatutory Stock Option Agreement under 2012 Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-177677) filed by the Registrant on January 13, 2012).
(d)(6)	Form of Nonstatutory Stock Option Agreement under Amended and Restated 2012 Incentive Plan (incorporated by reference to Exhibit 10.6 of the Registrant’s Annual Report on Form 10-K filed by the Registrant on March 13, 2018).
(d)(7)	Form of Restricted Stock Unit Agreement under 2012 Incentive Plan (incorporated by reference to Exhibit 10.16 to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-177677) filed by the Registrant on January 13, 2012).
(d)(8)	Amendment to Form of Restricted Stock Unit Agreement under 2012 Incentive Plan (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed by the Registrant on March 26, 2013).
(d)(9)	Form of Restricted Stock Unit Agreement under Amended and Restated 2012 Incentive Plan (incorporated by reference to Exhibit 10.9 of the Registrant’s Annual Report on Form 10-K filed by the Registrant on March 13, 2018).
(d)(10)	Form of Inducement Award Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on December 19, 2014).
(d)(11)	Form of Inducement Award Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.11 of the Registrant’s Annual Report on Form 10-K filed by the Registrant on March 13, 2018).
(d)(12)	Form of Inducement Award Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.3 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed by the Registrant with the Securities and Exchange Commission on November 7, 2018).
(d)(13)	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed by the Registrant on December 20, 2018).
(d)(14)	Amended and Restated 2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q filed by the Registrant on August 8, 2023).
(d)(15)	Form of Indemnification Agreement between the Registrant and each director and executive officer (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Registrant on August 8, 2017).
(d)(16)	Form of Restricted Stock Unit Agreement under the 2012 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Registrant on May 7, 2020).
(d)(17)	Form of Inducement Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Registrant on May 7, 2020).

(d)(18)	Form of Incentive Stock Option Agreement under the 2012 Incentive Plan (Form of Restricted Stock Unit Agreement under the 2012 Incentive Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Registrant on May 7, 2020).
(d)(19)	Form of Nonstatutory Stock Option Agreement under the 2012 Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the Registrant on May 7, 2020).
(d)(20)	Form of Inducement Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by the Registrant on May 7, 2020).
(d)(21)	Amended and Restated 2012 Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K, filed by the Registrant with the Securities and Exchange Commission on May 21, 2020).
(d)(22)	Amended and Restated 2012 Incentive Plan. (incorporated by reference to Exhibit 10.3 to Form 10-Q by the Registrant with the Securities and Exchange Commission on August 8, 2023)
(d)(23)	2021 Equity Incentive Plan (incorporated by reference to Appendix A of the Registrant’s Proxy Statement, filed by the Registrant with the Securities and Exchange Commission on April 8, 2021).
(d)(24)	Form of Incentive Stock Option Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Registrant on August 2, 2021).
(d)(25)	Form of Nonstatutory Stock Option Agreement (Employees) under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Registrant on August 2, 2021).
(d)(26)	Form of Nonstatutory Stock Option Agreement (Non-Employees) under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Registrant on August 2, 2021).
(d)(27)	Form of Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the Registrant on August 2, 2021).
(d)(28)	Form of Inducement Nonstatutory Stock Option Agreement (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by the Registrant on August 2, 2021).
(d)(29)	Form of Inducement Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by the Registrant on August 2, 2021).
(d)(30)	Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q filed by the Registrant on August 8, 2023).
(d)(31)	Employment Agreement, dated August 2, 2023 by and between Verastem, Inc. and Daniel W. Paterson (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on August 4, 2023).
(d)(32)	Employment Agreement, dated October 24, 2023 by and between Verastem, Inc. and Daniel Calkins (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on October 27, 2023).
(d)(33)	Employment Agreement between the Registrant and Brian Stuglik, dated July 29, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Registrant on August 1, 2019).
(d)(34)	Securities Purchase Agreement, dated January 24, 2023, by and among Verastem, Inc. and each purchaser party thereto (incorporated by reference to Exhibit 10.1 to the form 8-K filed by the Registrant with the Securities and Exchange Commission on January 25, 2023).
(d)(35)	Section 203 Agreement entered into as of March 28, 2022 by and between Baker Bros. Advisors LP and Verastem, Inc. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Registrant with the Securities and Exchange Commission on March 30, 2022).
(d)(36)	Indenture, dated as of October 17, 2018, by and between the Registrant and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Registrant on October 17, 2018).

(d)(37)	First Supplemental Indenture, dated as of October 17, 2018, by and between the Registrant and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.2 to Form 8-K filed by the Registrant on October 17, 2018).
(d)(38)	Sales Agreement, dated August 2, 2021, by and between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 of the Company’s Form 3 Registration Statement as filed August 2, 2021).
(d)(39)	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Registrant with the SEC on November 7, 2022).
(d)(40)	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by the Registrant with the SEC on January 25, 2023).
(g)	Not applicable.
(h)	Not applicable.

Item 12(b). Filing Fees

107*	Filing Fee Table.

* Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VERASTEM, INC.

By:	/s/ Daniel W. Paterson
	Name:	Daniel W. Paterson
	Title:	President and Chief Executive Officer

Date:	February 8, 2024